Exhibit 99.2

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2025 and 2024

(in millions of Korean won)

	Notes	December 31, 2025		December 31, 2024
Assets
Cash and due from financial institutions	4,6,7,8,39	~~W~~	34,776,877	~~W~~	29,869,111
Financial assets at fair value through profit or loss	4,6,8,12		89,862,530		79,450,093
Derivative financial assets	4,6,9		8,178,056		11,730,767
Loans measured at amortized cost	4,6,10,11		491,978,044		472,071,840
Financial investments	4,6,8,12		134,986,677		131,009,464
Investments in associates and joint ventures	13		1,137,184		947,390
Insurance contract assets	38		271,152		276,191
Reinsurance contract assets	38		1,515,854		1,497,147
Property and equipment	14		5,133,801		5,390,015
Investment property	14		3,224,180		3,759,176
Intangible assets	15		1,609,427		1,966,684
Net defined benefit assets	25		353,366		258,500
Current income tax assets			388,589		339,855
Deferred income tax assets	17,34		193,034		278,824
Assets held for sale	18		174,919		136,838
Assets of disposal groups classified as held for sale	18		94,215		—
Other assets	4,6,19		24,045,128		18,863,637

Total assets		~~W~~	797,923,033	~~W~~	757,845,532

Liabilities
Financial liabilities at fair value through profit or loss	4,6,20	~~W~~	11,320,590	~~W~~	10,720,231
Derivative financial liabilities	4,6,9		8,234,289		11,783,494
Deposits	4,6,21		462,397,026		435,687,897
Borrowings	4,6,22		70,728,396		68,077,012
Debentures	4,6,23		80,049,270		76,171,257
Insurance contract liabilities	38		56,790,030		55,863,701
Reinsurance contract liabilities	38		59,648		56,266
Provisions	24		1,264,390		927,632
Net defined benefit liabilities	25		100,088		100,187
Current income tax liabilities			610,484		530,720
Deferred income tax liabilities	17,34		1,819,080		1,682,292
Liabilities included in disposal groups as held for sale	18		68,290		—
Other liabilities	4,6,26		43,651,463		36,429,662

Total liabilities			737,093,044		698,030,351

Equity
Share capital			2,090,558		2,090,558
Hybrid securities			4,359,388		5,082,578
Capital surplus			16,633,518		16,646,734
Accumulated other comprehensive income	36		(467,456)		496,922
Retained earnings			38,333,741		34,808,220
Treasury shares			(1,901,538)		(1,236,060)

Equity attributable to shareholders of the Parent Company	27		59,048,211		57,888,952
Non-controlling interests			1,781,778		1,926,229

Total equity			60,829,989		59,815,181

Total liabilities and equity		~~W~~	797,923,033	~~W~~	757,845,532

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2025 and 2024

(in millions of Korean won, except per share amounts)	Notes	2025		2024
Interest income		~~W~~	29,156,100	~~W~~	30,491,385
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			27,682,743		29,001,556
Interest income from financial instruments at fair value through profit or loss			1,436,152		1,458,512
Insurance finance interest income			37,205		31,317
Interest expense			(16,083,007)		(17,664,671)
Interest expense			(14,578,519)		(16,186,914)
Insurance finance interest expense			(1,504,488)		(1,477,757)

Net interest income	5,28		13,073,093		12,826,714

Fee and commission income			5,773,521		5,481,843
Fee and commission expense			(1,675,234)		(1,632,216)

Net fee and commission income	5,29		4,098,287		3,849,627

Insurance income			12,376,546		11,456,191
Insurance income			11,651,881		11,017,155
Reinsurance income			724,665		439,036
Insurance expense			(11,073,173)		(9,806,430)
Insurance service expense			(10,213,199)		(8,884,168)
Reinsurance expense			(859,974)		(922,262)

Net insurance income	5,38		1,303,373		1,649,761

Net gains on financial instruments at fair value through profit or loss	5,30		3,380,205		1,012,081

Other insurance finance expenses	38		(1,026,721)		(437,001)

Net other operating expenses	5,31		(2,883,075)		(1,873,011)

General and administrative expenses	5,32		(7,064,573)		(6,938,624)

Operating income before provision for credit losses	5		10,880,589		10,089,547

Provision for credit losses	5,7,11,12,19,24		(2,362,878)		(2,044,286)

Net operating income			8,517,711		8,045,261

Share of profit (loss) of investments in associates and joint ventures	13		26,852		(16,884)
Net other non-operating expenses	33		(361,417)		(1,043,130)

Net non-operating expenses			(334,565)		(1,060,014)

Profit before income tax expense			8,183,146		6,985,247

Income tax expense	34		(2,342,431)		(1,956,641)

Profit for the year	5		5,840,715		5,028,606

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2025 and 2024 (cont’d)

(in millions of Korean won, except per share amounts)

	Notes	2025		2024
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	25		28,017		(85,375)
Gains (losses) on equity securities at fair value through other comprehensive income			124,513		(254,864)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk			(3,222)		(5,514)

			149,308		(345,753)

Items that may be reclassified subsequently to profit or loss:
Currency translation differences			(28,814)		582,872
Gains (losses) on debt securities at fair value through other comprehensive income			(1,992,733)		1,468,299
Share of other comprehensive income (loss) of associates and joint ventures			2,018		165
Gains (losses) on cash flow hedging instruments	9		(289,508)		34,741
Gains (losses) on hedging instruments of net investments in foreign operations	9		39,631		(186,708)
Insurance finance income (expense)	38		1,159,681		(3,176,328)

			(1,109,725)		(1,276,959)

Other comprehensive income (loss) for the year, net of tax			(960,417)		(1,622,712)

Total comprehensive income (loss) for the year		~~W~~	4,880,298	~~W~~	3,405,894

Profit (loss) attributable to:	5
Shareholders of the Parent Company		~~W~~	5,833,162	~~W~~	5,078,221
Non-controlling interests			7,553		(49,615)

		~~W~~	5,840,715	~~W~~	5,028,606

Total comprehensive income (loss) for the year attributable to:
Shareholders of the Parent Company		~~W~~	4,878,528	~~W~~	3,419,852
Non-controlling interests			1,770		(13,958)

		~~W~~	4,880,298	~~W~~	3,405,894

Earnings per share (in Korean won)	37
Basic earnings per share		~~W~~	15,410	~~W~~	12,880
Diluted earnings per share			15,261		12,726

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2025 and 2024

(in millions of Korean won)

	Equity attributable to shareholders of the Parent Company
	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Non-controlling interests		Total equity
Balance as of January 1, 2024	~~W~~	2,090,558	~~W~~	5,032,803	~~W~~	16,647,916	~~W~~	2,152,644	~~W~~	31,934,600	~~W~~	(1,165,837)	~~W~~	1,943,506	~~W~~	58,636,190

Comprehensive income for the year
Profit for the year		—		—		—		—		5,078,221		—		(49,615)		5,028,606
Remeasurements of net defined benefit liabilities		—		—		—		(85,946)		—		—		571		(85,375)
Currency translation differences		—		—		—		547,337		—		—		35,535		582,872
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		1,216,509		(2,647)		—		(427)		1,213,435
Share of other comprehensive income of associates and joint ventures		—		—		—		165		—		—		—		165
Gains (losses) on cash flow hedging instruments		—		—		—		34,763		—		—		(22)		34,741
Losses on hedging instruments of net investments in foreign operations		—		—		—		(186,708)		—		—		—		(186,708)
Insurance finance expenses		—		—		—		(3,176,328)		—		—		—		(3,176,328)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(5,514)		—		—		—		(5,514)

Total comprehensive income for the year		—		—		—		(1,655,722)		5,075,574		—		(13,958)		3,405,894

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(587,006)		—		—		(587,006)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		(899,971)		—		—		(899,971)
Issuance of hybrid securities		—		399,059		—		—		—		—		756,317		1,155,376
Dividends on hybrid securities		—		—		—		—		(199,800)		—		(77,162)		(276,962)
Redemption of hybrid securities		—		(349,284)		—		—		—		—		(659,866)		(1,009,150)
Acquisition of treasury shares		—		—		—		—		—		(820,000)		—		(820,000)
Disposal of treasury shares		—		—		3,975		—		—		234,600		—		238,575
Retirement of treasury shares		—		—		—		—		(515,177)		515,177		—		—
Ownership changes in subsidiaries		—		—		—		—		—		—		12,198		12,198
Others		—		—		(5,157)		—		—		—		(34,806)		(39,963)

Total transactions with shareholders		—		49,775		(1,182)		—		(2,201,954)		(70,223)		(3,319)		(2,226,903)

Balance as of December 31, 2024	~~W~~	2,090,558	~~W~~	5,082,578	~~W~~	16,646,734	~~W~~	496,922	~~W~~	34,808,220	~~W~~	(1,236,060)	~~W~~	1,926,229	~~W~~	59,815,181

Balance as of January 1, 2025	~~W~~	2,090,558	~~W~~	5,082,578	~~W~~	16,646,734	~~W~~	496,922	~~W~~	34,808,220	~~W~~	(1,236,060)	~~W~~	1,926,229	~~W~~	59,815,181

Comprehensive income for the year
Profit for the year		—		—		—		—		5,833,162		—		7,553		5,840,715
Remeasurements of net defined benefit liabilities		—		—		—		28,615		—		—		(598)		28,017
Currency translation differences		—		—		—		(47,362)		—		—		18,548		(28,814)
Gains (losses) on financial instruments at fair value through other comprehensive income and transfer to retained earnings		—		—		—		(1,877,909)		9,744		—		(55)		(1,868,220)
Share of other comprehensive income of associates and joint ventures		—		—		—		2,018		—		—		—		2,018
Losses on cash flow hedging instruments		—		—		—		(265,830)		—		—		(23,678)		(289,508)
Gains on hedging instruments of net investments in foreign operations		—		—		—		39,631		—		—		—		39,631
Insurance finance expenses		—		—		—		1,159,681		—		—		—		1,159,681
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk		—		—		—		(3,222)		—		—		—		(3,222)

Total comprehensive income for the year		—		—		—		(964,378)		5,842,906		—		1,770		4,880,298

Transactions with shareholders
Annual dividends paid to shareholders of the Parent Company		—		—		—		—		(298,285)		—		—		(298,285)
Quarterly dividends paid to shareholders of the Parent Company		—		—		—		—		(1,004,006)		—		—		(1,004,006)
Issuance of hybrid securities		—		404,028		—		—		—		—		—		404,028
Dividends on hybrid securities		—		—		—		—		(202,392)		—		(102,549)		(304,941)
Redemption of hybrid securities		—		(1,127,218)		—		—		—		—		—		(1,127,218)
Acquisition of treasury shares		—		—		—		—		—		(1,480,000)		—		(1,480,000)
Retirement of treasury shares		—		—		—		—		(814,522)		814,522		—		—
Ownership changes in subsidiaries		—		—		(10,401)		—		—		—		(22,070)		(32,471)
Others		—		—		(2,815)		—		1,820		—		(21,602)		(22,597)

Total transactions with shareholders		—		(723,190)		(13,216)		—		(2,317,385)		(665,478)		(146,221)		(3,865,490)

Balance as of December 31, 2025	~~W~~	2,090,558	~~W~~	4,359,388	~~W~~	16,633,518	~~W~~	(467,456)	~~W~~	38,333,741	~~W~~	(1,901,538)	~~W~~	1,781,778	~~W~~	60,829,989

The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2025 and 2024

(in millions of Korean won)	Notes	2025		2024
Cash flows from operating activities
Profit for the year		~~W~~	5,840,715	~~W~~	5,028,606

Adjustment for non-cash items
Net gains on financial assets at fair value through profit or loss			(2,246,763)		29,212
Net gains (losses) on derivative financial instruments for hedging purposes			61,260		168,387
Provision for credit losses			2,362,878		2,044,286
Net gains (losses) on financial investments			(100,042)		103,986
Share of profit (losses) of associates and joint ventures			(26,852)		16,884
Depreciation and amortization expense			914,686		916,295
Other net gains (losses) on property and equipment/intangible assets			(152,580)		145,164
Share-based payments			153,882		140,453
Post-employment benefits			192,787		177,481
Net interest expense			250,558		6,122
Losses on foreign currency translation			730,732		620,754
Insurance finance income			(10,823,339)		(10,922,966)
Reinsurance finance expense			1,241,676		1,659,880
Other expenses			860,422		793,690

			(6,580,695)		(4,100,372)

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(7,550,760)		(700,633)
Derivative financial instruments			2,162		(207,969)
Loans measured at fair value through other comprehensive income			(548,985)		(646,377)
Loans measured at amortized cost			(23,368,272)		(27,515,988)
Current income tax assets			(48,734)		(95,539)
Deferred income tax assets			83,410		5,201
Other assets			(9,035,662)		1,393,446
Financial liabilities at fair value through profit or loss			(58,243)		(183,609)
Deposits			23,150,126		23,821,056
Current income tax liabilities			79,765		385,385
Deferred income tax liabilities			354,843		367,748
Other liabilities			5,483,916		(4,948,829)
Insurance contract assets			5,039		(46,550)
Reinsurance contract assets			(1,258,024)		(1,498,923)
Insurance contract liabilities			13,387,533		11,807,838
Reinsurance contract liabilities			(2,261)		49,018
Investment contract liabilities			4,290,505		1,106,677

			4,966,358		3,091,952

Net cash inflow from operating activities			4,226,378		4,020,186

(Continued)

KB Financial Group Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2025 and 2024 (cont’d)

(in millions of Korean won)	Notes	2025		2024
Cash flows from investing activities
Net cash flows from derivative financial instruments for hedging purposes			(125,312)	(44,552)
Disposal of financial asset at fair value through profit or loss			24,532,395	15,648,112
Acquisition of financial asset at fair value through profit or loss			(25,180,947)	(16,365,119)
Disposal of financial investments			52,496,175	45,225,323
Acquisition of financial investments			(57,231,392)	(47,328,121)
Disposal of investments in associates and joint ventures			257,829	98,497
Acquisition of investments in associates and joint ventures			(419,661)	(339,469)
Disposal of property and equipment			91,927	18,616
Acquisition of property and equipment			(333,440)	(337,178)
Disposal of investment property			675,864	264,948
Acquisition of investment property			(183,503)	(88,756)
Disposal of intangible assets			11,702	21,073
Acquisition of intangible assets			(221,529)	(289,731)
Net cash flows from changes in ownership of subsidiaries			(264,868)	88,528
Others			356,861	(397,226)

Net cash outflow from investing activities			(5,537,899)	(3,825,055)

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			(276,837)	(216,883)
Net Increase (decrease) in borrowings			3,844,056	(4,358,474)
Increase in debentures			93,229,857	86,031,647
Decrease in debentures			(89,470,531)	(80,848,086)
Increase in other payables to trust accounts			2,905,896	89,900
Dividends paid			(1,302,291)	(1,486,978)
Issuance of hybrid securities			404,028	399,059
Redemption of hybrid securities			(1,130,000)	(350,000)
Dividends paid on hybrid securities			(202,392)	(199,800)
Acquisition of treasury shares			(1,480,000)	(820,000)
Redemption of principal elements of lease payments			(366,953)	(311,363)
Decrease (increase) in non-controlling interests			(103,724)	115,292
Others			(253,186)	(28,151)

Net cash inflow (outflow) from financing activities			5,797,923	(1,983,837)

Effect of exchange rate changes on cash and cash equivalents	39		(74,705)	570,985

Net increase (decrease) in cash and cash equivalents			4,411,697	(1,217,721)
Cash and cash equivalents at the beginning of the year	39		24,608,867	25,826,588

Cash and cash equivalents at the end of the year	39	~~W~~	29,020,564	24,608,867

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.